                                                               FILED PURSUANT TO
                                                                  RULE 424(b)(3)
                                                              FILE NO: 333-66657


                       WELLS REAL ESTATE FUND XII, L.P.
           SUPPLEMENT NO. 2 DATED OCTOBER 10, 1999 TO THE PROSPECTUS
                             DATED MARCH 22, 1999


     This document supplements, and should be read in conjunction with, the prospectus of Wells Real Estate Fund XII, L.P. dated March 22, 1999, as supplemented and amended by Supplement No. 1 dated September 1, 1999. If we refer to the "prospectus" in this supplement, we are also referring to any and all supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

     The purpose of this supplement is to describe the following:

     (i) The status of the offering of units of limited partnership interest in the partnership;

     (ii) The acquisition of an interest in an office building in Fort Meyers, Florida (Gartner Building);

     (iii) Revisions to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the prospectus; and

     (iv) Financial statements relating to the Gartner Building and unaudited pro forma financial statements of the partnership.

Status of the Offering

     Pursuant to the prospectus, the offering of units in the partnership commenced on March 22, 1999. The partnership commenced operations on June 1, 1999, upon the acceptance of subscriptions for the minimum offering of $1,250,000 (125,000 units). As of October 4, 1999, the partnership had raised a total of $7,069,956 in offering proceeds (706,996 units).

The Gartner Building

Purchase of the Gartner Building. On September 20, 1999, The Wells Fund XI -
--------------------------------
Fund XII - REIT Joint Venture (XI-XII-REIT Joint Venture), a joint venture among the partnership, Wells Real Estate Fund XI, L.P. (Wells Fund XI) and Wells Operating Partnership, L.P. (Wells OP), acquired a two story office building with approximately 62,400 rentable square feet located in Fort Myers, Lee County, Florida (Gartner Building) from Hogan Triad Ft. Myers I, Ltd. (Hogan) pursuant to that certain Agreement of Purchase and Sale of Property between Hogan and Wells Capital, Inc. Hogan is not in any way affiliated with the partnership or its general partners.

     The rights under the agreement were assigned by Wells Capital, Inc, the original purchaser under the agreement, to the XI-XII-REIT Joint Venture at closing. The purchase price paid for the Gartner Building was $8,320,000. The joint venture also incurred additional acquisition expenses in connection with the purchase of the Gartner Building, including attorneys' fees, recording fees and other closing costs, of approximately $27,600.

     The partnership contributed $2,800,000, Wells Fund XI contributed $106,550 and Wells OP contributed $5,441,050 to the XI-XII-REIT Joint Venture for their respective shares of the acquisition costs for the Gartner Building.

     As of October 1, 1999, the partnership had made total capital contributions to the XI-XII-REIT Joint Venture of $5,300,000 and held an equity percentage interest in the joint venture of approximately 17.06%; Wells Fund XI had made total capital contributions to the XI-XII-REIT Joint Venture of $8,131,351 and held an equity percentage interest in the joint venture of approximately 26.17%; and Wells OP had made total capital contributions to the XI-XII-REIT Joint Venture of $17,634,796 and held an equity percentage interest in the joint venture of approximately 56.77%.

Description of the Building and the Site. The Gartner Building is a two story
----------------------------------------
office building containing approximately 62,400 rentable square feet. The Gartner Building, which was completed in 1998, is a reinforced concrete structure with curtained glass.

     An independent appraisal of the Gartner Building was prepared by CB Richard Ellis, Inc., real estate appraisers, as of September 1, 1999, pursuant to which the market value of the land and the leased fee interest subject to the Gartner lease (described below) was estimated to be $8,350,000, in cash or terms equivalent to cash. This value estimate was based upon a number of assumptions, including that the Gartner Building will continue operating at a stabilized level with Gartner Group, Inc. (Gartner) occupying 100% of the rentable area, and is not necessarily an accurate reflection of the fair market value of the property or the net proceeds which would result from an immediate sale of this property. The XI-XII-REIT Joint Venture also obtained an environmental report prior to closing evidencing that the environmental condition of the land and the Gartner Building were satisfactory.

     The Gartner Building is located on a 4.9 acre tract of land located at 12600 Gateway Boulevard within the Gateway development in Fort Myers, Florida. Gateway, which is about ten miles southeast of the Fort Meyers central business district, is a mixed use development with over 3,000 acres planned for residential purposes and over 800 acres planned for commercial purposes. Sony Electronics and Ford Motor Credit Company are two of the commercial tenants in this development.

     The recent growth of the Fort Meyers area is primarily due to the opening of Interstate 75 in the eastern portion of the metro area and the relatively new Southwest Florida Regional Airport, which is located just south of Gateway and is easily accessible by a two lane road. Another major expansion to the local economy is the new Florida Gulf Coast University, which is part of the State of Florida University system. The enrollment at this university is expected to increase to between 10,000 and 15,000 in the next few years.

The Lease. The entire 62,400 rentable square feet of the Gartner Building is
---------
currently under a net lease agreement with Gartner dated July 30, 1997. The landlord's interest in the Gartner lease was assigned to the XI-XII-REIT Joint Venture at the closing.

     The Gartner Building will be occupied by Gartner's Financial Services Division. Gartner, which was founded in 1979, is the world's leading independent provider of research and analysis related to information and technology solutions. Gartner serves as a consultant to business clients for their information technology purchasing decisions. Gartner has over 80 locations worldwide and over 12,000 clients. Gartner, which is headquartered in Stamford, Connecticut, had net income of over $98 million and a net worth of over $530 million for its fiscal year ended September 30, 1998.

     The initial term of the Gartner lease is ten years which commenced on February 1, 1998 and expires on January 31, 2008. Gartner has the right to extend the lease for two additional five year periods of time. Each extension option must be exercised by giving at least one year's notice to the landlord prior to the expiration date of the then current lease term.

     The base rent payable for the remainder of the lease term is as follows:

          --------------------------------------------------------------------------------------
          Lease Year                              Yearly Base Rent         Monthly Base Rent
          --------------------------------------------------------------------------------------
          2/1999-1/2000                           $642,798                 $53,566.50
          --------------------------------------------------------------------------------------
          2/2000-1/2001                           $790,642                 $65,886.83
          --------------------------------------------------------------------------------------
          2/2001-1/2002                           $810,408                 $67,534.00
          --------------------------------------------------------------------------------------
          2/2002-1/2003                           $830,668                 $69,222.35
          --------------------------------------------------------------------------------------
          2/2003-1/2004                           $851,435                 $70,952.89
          --------------------------------------------------------------------------------------
          2/2004-1/2005                           $872,721                 $72,726.74
          --------------------------------------------------------------------------------------
          2/2005-1/2006                           $894,539                 $74,544.92
          --------------------------------------------------------------------------------------
          2/2006-1/2007                           $916,902                 $76,408.54
          --------------------------------------------------------------------------------------
          2/2007-1/2008                           $939,825                 $78,318.71
          --------------------------------------------------------------------------------------

The monthly base rent payable for each extended term of the Gartner lease will be equal to the lesser of (i) the prior rate increased by 2.5%, or (ii) 95% of the then current market rate which is calculated as a full-service rental rate less anticipated annual operating expenses on a rentable square foot basis charged for space of comparable location, size and conditions in comparable office buildings in the Fort Myers area.

     Under the Gartner lease, Gartner is required to pay as additional rent all real estate taxes, special assessments, utilities, taxes, insurance and other operating costs with respect to the Gartner Building during the term of the lease. In addition, Gartner is responsible for all routine maintenance and repairs to the Gartner Building. The XI-XII-REIT Joint Venture, as landlord, is responsible for repair and replacement of the roof, structure and paved parking areas.

     Gartner also has two expansion options for additional buildings under the Gartner lease. The two option plans are described in the lease as the "Small Option Building" and the "Large Option Building".

     The "Small Option Building" expansion option allows Gartner the ability to expand into a separate, free standing facility on the property containing between 30,000 and 32,000 rentable square feet to be constructed by the XI-XII-REIT Joint Venture. Gartner may exercise its expansion right for the Small Option Building by providing notice in writing to the joint venture on or before February 15, 2002. In the event that Gartner exercises its expansion option, the parties shall enter into a separate lease within 30 days of such notice by Gartner with a guaranteed ten year lease term and yearly base rent to be determined by mutual agreement of the parties.

     The "Large Option Building" expansion option allows Gartner the ability to expand into a separate, free standing facility on the property containing between 60,000 and 75,000 rentable square feet to be constructed by the XI-XII-REIT Joint Venture. Gartner may exercise its expansion right for the Small Option Building by providing notice in writing to the joint venture on or before February 15, 2002. In the event that Gartner exercises its expansion option, the parties shall enter into a separate lease within 30 days of such notice by Gartner with a guaranteed ten year lease term and yearly base rent to be determined by mutual agreement of the parties.

Property Management Fees. Wells Management Company, Inc. (Wells Management), an
------------------------
affiliate of the general partners, has been retained to manage and lease the Gartner Building. The XI-XII-REIT Joint Venture will pay management and leasing fees to Wells Management in the amount of 4.5% of gross revenues from the Gartner Building.

Management's Discussion and Analysis of Financial Condition and Results of Operation

     The information contained on page 76 in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the prospectus is revised as of the date of this supplement by the deletion of the first paragraph of that section and the insertion of the following paragraph in lieu thereof:

          The partnership commenced operations on June 1, 1999, upon the acceptance of subscriptions for the minimum offering of $1,250,000 (125,000 units). As of October 4, 1999, the partnership had raised a total of $7,069,956 in offering proceeds (706,996 units), and had paid $247,448 in acquisition and advisory fees and acquisition expenses and $883,745 in selling commissions and organizational and offering expenses. As of October 4, 1999, the partnership had invested $5,300,000 in properties as its capital contribution to the XI-XII-REIT Joint Venture and was holding net offering proceeds of $638,763 available for investment in additional properties.

Financial Statements and Exhibits.

     The Statements of Revenues over Certain Operating Expenses of the Gartner Building for the year ended December 31, 1998, included in this supplement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said report. The Statements of Revenues over Certain Operating Expenses of the Gartner Building for the six months ended June 30, 1999, and the pro forma financial information for Wells Real Estate Fund XII,L.P. as of June 30, 1999, for the period from inception (September 15, 1998) to December 31, 1998 and for the six months ended June 30, 1999, have not been audited.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Gartner Building
     Audited Financial Statements
          Report of Independent Public Accountants                          6
          Statements of Revenues Over Certain Operating Expenses
           for the year ended December 31, 1998 (Audited) and for the
           six months ended June 30, 1999 (Unaudited)                       7
          Notes to Statements of Revenues Over Certain Operating
           Expenses for the year ended December 31, 1998 (Audited)
           and for the six months ended June 30, 1999 (Unaudited)           8

Wells Real Estate Fund XII, L.P.
     Unaudited Pro Forma Financial Statements
          Summary of Unaudited Pro Forma Financial Statements               10
          Pro Forma Balance Sheet as of June 30, 1999                       11
          Pro Forma Income Statement for the period from Inception
           (September 15, 1998) to December 31, 1998                        12
          Pro Forma Income Statement for the six month period
           ended June 30, 1999                                              13

               [LETTERHEAD OF ARTHUR ANDERSEN LLP APPEARS HERE]

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Wells Real Estate Investment Trust, Inc., and Wells Real Estate Fund XII, L.P.:

We have audited the accompanying statement of revenues over certain operating expenses for the GARTNER BUILDING for the year ended December 31, 1998. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues over certain operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues over certain operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, this financial statement excludes certain expenses that would not be comparable with those resulting from the operations of the Gartner Building after acquisition by the Wells Fund XI-Fund XII-REIT Joint Venture (a joint venture between the Wells Operating Partnership, L.P. [on behalf of Wells Real Estate Investment Trust, Inc.], Wells Real Estate Fund XI, L.P., and Wells Real Estate Fund XII, L.P.). The accompanying statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the Gartner Building's revenues and expenses.

In our opinion, the statement of revenues over certain operating expenses presents fairly, in all material respects, the revenues over certain operating expenses of the Gartner Building for the year ended December 31, 1998 in conformity with generally accepted accounting principles.



/s/ Arthur Andersen LLP

Atlanta, Georgia
September 24, 1999

                               GARTNER BUILDING


            STATEMENTS OF REVENUES OVER CERTAIN OPERATING EXPENSES

                   FOR THE YEAR ENDED DECEMBER 31, 1998 AND

                    FOR THE SIX MONTHS ENDED JUNE 30, 1999



                                                     1998            1999
                                                   ---------     -----------
                                                                 (Unaudited)
RENTAL REVENUES                                     $738,074       $402,590

OPERATING EXPENSES, net of reimbursements              8,505             75
                                                    --------       --------
REVENUES OVER CERTAIN OPERATING EXPENSES            $729,569       $402,515
                                                    ========       ========



       The accompanying notes are an integral part of these statements.

                               GARTNER BUILDING


                        NOTES TO STATEMENTS OF REVENUES

                        OVER CERTAIN OPERATING EXPENSES

                   FOR THE YEAR ENDED DECEMBER 31, 1998 AND

                    FOR THE SIX MONTHS ENDED JUNE 30, 1999

1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     Description of Real Estate Property Acquired

     On September 20, 1999, the Wells Fund XI-Fund XII-REIT Joint Venture (the "Joint Venture") acquired a two story office building with approximately 62,400 rentable square feet located in Fort Myers, Lee County, Florida (the "Gartner Building").

     The Joint Venture is a partnership between Wells Real Estate Fund XII, L.P. ("Wells Fund XII"), Wells Real Estate Fund XI, L.P. ("Wells Fund XI"), and Wells Operating Partnership, L.P. ("Wells OP"), a Delaware limited partnership formed to acquire, own, lease, operate, and manage real properties on behalf of Wells Real Estate Investment Trust, Inc.

     The purchase price for the Gartner Building was $8,320,000. The Joint Venture also incurred additional acquisition expenses in connection with the purchase of the Gartner Building, including attorneys' fees, recording fees and other closing costs, of $27,600.

     The Wells Fund XII contributed $2,800,000, Wells Fund XI contributed $106,550, and Wells OP contributed $5,441,050 to the Joint Venture for their respective share of the acquisition costs for the Gartner Building.

     The entire 62,400 rentable square feet of the Gartner Building is currently under a net lease agreement with Gartner dated July 30, 1997 (the "Lease"). The Lease was assigned to the Joint Venture at the closing.

     The initial term of the Lease is ten years which commenced on February 1, 1998 and expires on January 31, 2008. Gartner has the right to extend the Lease for two additional five year periods of time. Each extension option must be exercised by giving at least one year's notice to the landlord prior to the expiration date of the then current lease term.

     Under the Lease, Gartner is required to pay as additional rent all real estate taxes, special assessments, utilities, taxes, insurance, and other operating costs with respect to the Gartner Building during the term of the Lease. In addition, Gartner is responsible for all routine maintenance and repairs to the Gartner Building. The Joint Venture, as landlord, is responsible for repair and replacement of the roof, structure, and paved parking areas.

     Rental Revenues

     Rental income from the lease is recognized on a straight-line basis over the life of the lease.

2.   BASIS OF ACCOUNTING

     The accompanying statements of revenues over certain operating expenses are presented on the accrual basis. These statements have been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statements exclude certain historical expenses, such as depreciation and management and leasing fees, not comparable to the operations of the Gartner Building after acquisition by the Joint Venture.

                       WELLS REAL ESTATE FUND XII, L.P.



                   UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The following unaudited pro forma balance sheet as of June 30, 1999 and the pro forma statements of income (loss) for the period from inception (September 15, 1998) to December 31, 1998 and the six-month period ending June 30, 1999 have been prepared to give effect to the acquisition of the Gartner Building by the Wells Fund XI-Fund XII-REIT Joint Venture (a joint venture between the Wells Operating Partnership, L.P., Wells Real Estate Fund XI, L.P., and Wells Real Estate Fund XII, L.P.) as if the acquisition had occurred as of June 30, 1999 with respect to the balance sheet and on September 15, 1998 with respect to the statements of income (loss).

These unaudited pro forma financial statements are prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the acquisition been consummated at the beginning of the period presented.

                       WELLS REAL ESTATE FUND XII, L.P.

                            PRO FORMA BALANCE SHEET

                                 JUNE 30, 1999

                                  (Unaudited)


                                               ASSETS

                                                      Wells Real
                                                        Estate           Pro Forma        Pro Forma
                                                    Fund XII, L.P.       Adjustments        Total
                                                    --------------     ---------------    ----------
CASH AND CASH EQUIVALENTS                           $    2,457,166     $(2,457,166)(a)    $        0

INVESTMENT IN JOINT VENTURE                                      0       2,916,676 (b)     2,916,676

DEFERRED PROJECT COSTS                                      94,370         (94,370)(c)             0

DEFERRED OFFERING COSTS                                    117,543               0           117,543
                                                    --------------     ---------------    ----------
       Total assets                                 $    2,669,079     $   365,140        $3,034,219
                                                    ==============     ===============    ==========

                                  LIABILITIES AND PARTNERS' CAPITAL

SALE COMMISSIONS PAYABLE                            $      147,259      $        0        $  147,259

DUE TO AFFILIATES                                          164,579         342,834 (a)       507,413
                                                                            22,306 (c)        22,306
                                                    --------------     ---------------    ----------
       Total liabilities                                   311,838         365,140           676,978
                                                    --------------     ---------------    ----------
PARTNERS' CAPITAL:
  General partners                                             474               0               474
  Original limited partner                                     100               0               100
  Limited partners:
    Class A--164,341 units outstanding                   1,437,987               0         1,437,987
    Class B--105,288 units outstanding                     918,680               0           918,680
                                                    --------------     ---------------    ----------
       Total partners' capital                           2,357,241               0         2,357,241
                                                    --------------     ---------------    ----------
       Total liabilities and partners' capital      $    2,669,079        $365,140        $3,034,219
                                                    ==============     ===============    ==========

            (a) Reflects Wells Real Estate Fund XII, L.P.'s
                portion of the purchase price.

            (b) Reflects Wells Real Estate Fund XII, L.P.'s
                contribution to the Wells Fund XI-Fund XII-REIT
                Joint Venture.

            (c) Reflects deferred project costs contributed to
                the Wells Fund XI-Fund XII-REIT Joint Venture.

                       WELLS REAL ESTATE FUND XII, L.P.


                         PRO FORMA STATEMENT OF INCOME

                         FOR THE PERIOD FROM INCEPTION

                   (SEPTEMBER 15, 1998) TO DECEMBER 31, 1998

                                  (Unaudited)



                                                                Wells Real                            Pro
                                                                  Estate           Pro Forma         Forma
                                                              Fund XII, L.P.       Adjustment        Total
                                                              --------------       ------------    ---------
REVENUES:
  Equity in income of joint venture                            $           0        $ 19,759(a)     $ 19,759

EXPENSES                                                                   0               0               0
                                                              --------------       ------------    ---------
NET INCOME                                                     $           0        $ 19,759        $ 19,759
                                                              --------------       ------------    ---------

NET LOSS ALLOCATED TO GENERAL PARTNERS                         $           0        $   (154)       $   (154)
                                                              --------------       ------------    ---------

NET INCOME ALLOCATED TO CLASS A LIMITED PARTNERS               $           0        $ 35,200        $ 35,200
                                                              --------------       ------------    ---------

NET LOSS ALLOCATED TO CLASS B LIMITED PARTNERS                 $           0        $(15,287)       $(15,287)
                                                              --------------       ------------    ---------


          (a) Reflects Wells Real Estate Fund XII, L.P.'s equity in income of the Wells Fund XI-Fund XII-REIT Joint Venture related to the Gartner Building. The pro forma adjustment results from rental revenues less operating expenses, management and leasing fees, and depreciation.

                       WELLS REAL ESTATE FUND XII, L.P.


                     PRO FORMA STATEMENT OF INCOME (LOSS)

                 FOR THE SIX-MONTH PERIOD ENDING JUNE 30, 1999

                                  (Unaudited)




                                                                   Wells Real                        Pro
                                                                     Estate         Pro Forma       Forma
                                                                 Fund XII, L.P.     Adjustment      Total
                                                                 --------------     -----------    --------
REVENUES:
 Equity in income of joint venture                               $            0     $ 40,139(a)    $ 40,139

EXPENSES                                                                  2,615            0          2,615
                                                                 --------------     -----------    --------
NET (LOSS) INCOME                                                $       (2,615)    $ 40,139       $ 37,524
                                                                 --------------     -----------    --------

NET LOSS ALLOCATED TO GENERAL PARTNERS                           $          (26)    $   (265)      $   (291)
                                                                 --------------     -----------    --------

NET INCOME ALLOCATED TO CLASS A LIMITED PARTNERS                 $            0     $ 66,609       $ 66,609
                                                                 --------------     -----------    --------

NET LOSS ALLOCATED TO CLASS B LIMITED PARTNERS                   $       (2,589)    $(26,205)      $(28,794)
                                                                 --------------     -----------    --------

NET INCOME PER CLASS A WEIGHTED AVERAGE LIMITED PARTNER UNIT     $         0.00     $   0.86       $   0.86
                                                                 --------------     -----------    --------

NET LOSS PER CLASS B WEIGHTED AVERAGE LIMITED PARTNER UNIT       $        (0.02)    $  (0.35)      $  (0.37)
                                                                 --------------     -----------    --------


               (a) Reflects Wells Real Estate Fund XII, L.P.'s
                   equity in income of the Wells Fund XI-Fund XII-REIT Joint Venture related to the Gartner Building. The pro forma adjustment results from rental revenues less operating expenses, management and leasing fees, and depreciation.